Exhibit 1

Interim Report
Third quarter 2016

Ahold Delhaize reports solid third quarter performance with continued momentum

•	Net sales increased by 64.2% to €13.9 billion (up 64.6% at constant exchange rates)

•	Net income increased by 24.9% to €236 million (up 25.3% at constant exchange rates)

•	Pro forma net sales increased by 2.6% to €14.5 billion (up 2.9% at constant exchange rates)

•	Continued strong online sales growth, with pro forma net consumer sales up 25.1% at constant exchange rates

•	Price pressure from ongoing deflation in the U.S. offset by volume growth

•	Pro forma underlying EBITDA margin of 6.4% (Q3 2015: 6.3%)

•	Pro forma underlying operating margin of 3.5% (Q3 2015: 3.5%)

•	Integration is on track, detailed updates at Capital Markets Day in London on December 7, 2016

Zaandam, the Netherlands, November 17, 2016 - Ahold Delhaize, a leader in supermarkets and e-commerce with market-leading local brands in 11 countries, today published third quarter results.

Dick Boer, CEO of Ahold Delhaize, said: “We are pleased to announce a solid performance in our first full set of quarterly results since completing our landmark merger in July.

“Despite challenging conditions in certain markets, Ahold Delhaize has delivered growth in sales and in underlying operating income on a pro forma basis which reflects the strength and resilience of our great local brands, as well as our continued focus on delivering cost efficiencies across our businesses while driving top-line growth.

“Customers again responded positively to our brands’ continued commitment to quality, innovation and service across our markets. In the Netherlands, we achieved a seventh consecutive quarter of volume growth driven by the continued strong momentum at Albert Heijn. Customers valued its innovative proposition and promotional campaigns. Our online businesses bol.com and ah.nl also delivered another quarter of very strong sales growth. In Belgium, we generated savings from the Transformation Plan, with an almost doubling of our pro forma underlying operating income. In Central and Southeastern Europe, Ahold Delhaize grew comparable store sales in Greece and Romania and improved margins.

“The trading environment in the U.S. remained challenging with ongoing price deflation and competitive pressures in the market. The program to improve the customer proposition at Ahold USA, together with the strengthening of the Stop & Shop store network in the New York Metro area resulted in volume growth. At Delhaize America, both Food Lion and Hannaford continued to experience positive comparable sales and volume growth. Third quarter sales growth was impacted by increased retail price deflation, mainly at Food Lion as a result of a more intense competitive environment. Food Lion continued with its “Easy, Fresh & Affordable” initiative which performs according to plan.

“Ahold Delhaize made significant progress in our first quarter together and we are continuing to carry out our post-merger integration plans. I look forward to presenting these with more detail at our Capital Markets Day on December 7th in London.”

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Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.aholddelhaize.com	Social Media Twitter: @AholdDelhaizeNews Youtube: @CommunicationsAholdDelhaize LinkedIn: @AholdDelhaize

Interim report, Third quarter 2016 Management report

Group performance

Group performance on an IFRS basis

€ million, except per share data	Q3 2016	Q3 2015	% change	% change constant rates	Q3 YTD 2016	Q3 YTD 2015	% change	% change constant rates

Net sales	13,856	8,440	64.2%	64.6%	34,576	28,417	21.7%	21.6%

Operating income	382	284	34.5%	35.1%	1,097	931	17.8%	17.9%

Income from continuing operations	236	189	24.9%	25.4%	685	595	15.1%	15.5%

Net income	236	189	24.9%	25.3%	686	597	14.9%	15.1%

Basic earnings per share from continuing operations	0.19	0.23	(17.4)%	(17.0)%	0.72	0.72	0.0%	0.1%

Free cash flow[1]	27	230	(88.3)%	(88.2)%	567	783	(27.6)%	(26.6)%

1.	Free cash flow is a non-GAAP measure. For a description of non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Group performance on a pro forma basis

€ million, except per share data	Pro forma Q3 2016	Pro forma Q3 2015	% change	% change constant rates	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change	% change constant rates

Net sales	14,546	14,176	2.6%	2.9%	46,826	45,214	3.6%	3.6%

Operating income	425	421	1.0%	1.4%	1,473	1,341	9.8%	10.0%

Income from continuing operations	264	296	(10.8)%	(10.5)%	920	836	10.0%	10.3%

Basic earnings per share from continuing operations	0.21	0.23	(8.7)%	(8.7)%	0.72	0.66	9.1%	9.1%

Underlying EBITDA	932	897	3.9%	4.3%	3,018	2,813	7.3%	7.4%

Underlying EBITDA margin	6.4%	6.3%			6.4%	6.2%

Underlying operating income	513	492	4.3%	4.7%	1,690	1,522	11.0%	11.2%

Underlying operating margin	3.5%	3.5%			3.6%	3.4%

Underlying earnings per share from continuing operations	0.26	0.27	(3.7)%	(3.7)%	0.84	0.78	7.7%	7.7%

Free cash flow	(39)	164	nm	nm	443	907	(51.2)%	(50.9)%

Basis of preparation - Management report

This Management report includes information presented in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“IFRS”) and information presented on a pro forma basis (“pro forma information”). The periods reflected in the IFRS and in the pro forma information are explained below. See Note 2 of the summary financial statements for more information on the basis of presentation of the IFRS information. For more information on the basis of presentation of the pro forma information, refer to the Pro forma information as published on October 6, 2016 (“Pro forma booklet”).

Q3 2016 - IFRS information

The Group performance overview for the third quarter of 2016 reflects the addition of the Delhaize business as of the first day of combined operations of July 24, 2016. The third quarter of 2016 ended on October 9, 2016. For the former Delhaize European subsidiaries the third quarter ended on September 30, 2016, and for the former Delhaize U.S. subsidiaries, the third quarter ended on October 1, 2016. The results for these Delhaize subsidiaries for the period between their respective closing dates and October 9 have been included by extrapolating the income statement line items for the additional days and by adjusting for any significant transactions.

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Interim report, Third quarter 2016 Management report

Q3 2016 - Pro forma information

The pro forma information in this press release is presented to give effect to the merger of Ahold with Delhaize as if it had occurred on the first day of Ahold’s 2015 financial year, using the fair values established as of July 23, 2016 (the merger date), as the basis for the purchase price allocation effects. The information is not intended to revise past performance, but instead to provide a comparative basis for the assessment of current performance. The pro forma information represents a hypothetical situation and does not purport to represent what Ahold Delhaize’s actual result of operations would have been, should the merger with Delhaize actually have occurred at the beginning of Ahold’s 2015 financial year, nor are they necessarily indicative of future results of Ahold Delhaize. The Company does not claim or represent that the pro forma information is indicative of what the results would have been had the merger taken place as of the date indicated or of the results that may be achieved in the future.

The reconciliation of the Q3 2016 IFRS numbers to the Q3 2016 pro forma numbers are included in the section Pro forma financial information, commencing on page 29 of this press release. The reconciliation of IFRS numbers to pro forma numbers for periods prior to Q3 2016 is included in the Pro forma booklet, which can be accessed via this link: Pro forma booklet.

Ahold Delhaize’s third financial quarter for 2016 started on July 18, 2016, and ended on October 9, 2016. As explained in the Pro forma booklet, Ahold and Delhaize had different reporting calendars. The pro forma information is not adjusted for the difference in the reporting calendars. The Q3 pro forma information includes the results of the former Ahold companies for the period July 18, 2016, to October 9, 2016, and the results of the former Delhaize companies for the period July 1, 2016, to September 30, 20161. The year to date pro forma information includes the results of the former Ahold companies for the period January 4, 2016, to October 9, 2016, and the results from the former Delhaize companies for the period January 1, 2016, to September 30, 20161.

1.	For the former Delhaize U.S. subsidiaries the financial year and third quarter of 2016 commenced on January 4, 2016, and July 2, 2016, respectively, and the third quarter ended on October 1, 2016.

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Interim report, Third quarter 2016 Management report

Performance by segment

Ahold USA

€ million	Q3 2016	Q3 2015	% change	% change constant rates	Q3 YTD 2016	Q3 YTD 2015	% change	% change constant rates

Net sales	5,321	5,248	1.4%	1.8%	18,155	17,672	2.7%	2.8%

Operating income	131	197	(33.5)%	(32.9)%	604	630	(4.1)%	(4.1)%

Ahold USA on a pro forma basis

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	% change constant rates	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change	% change constant rates

Net sales	5,210	5,109	2.0%	2.4%	17,726	17,203	3.0%	3.1%

Underlying EBITDA	355	356	(0.3)%	0.3%	1,211	1,161	4.3%	4.4%

Underlying EBITDA margin	6.8%	7.0%			6.8%	6.7%

Underlying operating income	203	207	(1.9)%	(1.7)%	700	667	4.9%	4.8%

Underlying operating margin	3.9%	4.1%			3.9%	3.9%

Comparable sales growth	(0.5)%	(1.5)%			0.0%	(1.5)%

Comparable sales growth excluding gasoline	0.3%	0.6%			1.0%	0.9%

In the third quarter of 2016, pro forma net sales at Ahold USA increased by 2.4% at constant exchange rates to €5,210 million. Sales growth excluding gas was 3.4%. Comparable sales excluding gas increased by 0.3% supported by positive volume growth resulting from investments in the customer proposition. This was in part offset by retail price deflation as a result of the price investments launched at the end of Q1 and overall market deflation in the main product categories. Ahold USA increased its year-over-year market share, which was mainly driven by the acquisition of the A&P stores in the New York Metro market at the end of Q3 2015.

During the quarter, Ahold USA divisions successfully completed the roll-out of new produce and bakery departments. In the last week of the quarter Ahold USA launched a new round of price investments as part of its program to provide better value to customers.

Ahold USA’s pro forma underlying operating margin was 3.9%, down 0.2 percentage points from the same quarter last year. The underlying margin of 3.9% is in line with last year after correcting for the prior year’s timing of Simplicity savings.

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Delhaize America

€ million	Q3 and Q3 YTD 2016	Q3 and Q3 YTD 2015	% change	% change constant rates

Net sales	3,390	—	nm	nm

Operating income	116	—	nm	nm

Delhaize America on a pro forma basis

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	% change constant rates	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change	% change constant rates

Net sales	3,888	3,863	0.6%	1.1%	11,532	11,324	1.8%	1.9%

Underlying EBITDA	256	262	(2.3)%	(1.4)%	759	750	1.2%	1.2%

Underlying EBITDA margin	6.6%	6.8%			6.6%	6.6%

Underlying operating income	135	145	(6.9)%	(6.3)%	397	394	0.8%	0.7%

Underlying operating margin	3.5%	3.8%			3.4%	3.5%

Comparable sales growth	1.3%	1.6%			2.1%	2.1%

In the third quarter of 2016, pro forma net sales at Delhaize America increased by 1.1% to €3,888 million at constant exchange rates. Comparable sales increased by 1.3%. Both Food Lion and Hannaford continued to experience positive comparable sales and volume growth. During the quarter sales growth was impacted by increased retail price deflation. This was mainly driven by Food Lion as a result of a more intense competitive environment. In October, Food Lion relaunched 142 stores under the “Easy, Fresh & Affordable” initiative in the Charlotte, North Carolina market after extensive remodeling. Previously launched “Easy, Fresh & Affordable” markets continue to perform according to plan both in terms of sales and costs.

Delhaize America’s pro forma underlying operating margin of 3.5% remains in line with prior quarters and was down compared to the same quarter last year. The decrease is the result of higher labor expenses and higher pro forma adjustments.

The Netherlands

€ million	Q3 2016	Q3 2015	% change	Q3 YTD 2016	Q3 YTD 2015	% change

Net sales	2,920	2,796	4.4%	9,875	9,434	4.7%

Operating income	128	121	5.8%	457	412	10.9%

The Netherlands on a pro forma basis

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change

Net sales	2,900	2,780	4.3%	9,807	9,379	4.6%

Underlying EBITDA	196	189	3.7%	687	625	9.9%

Underlying EBITDA margin	6.8%	6.8%		7.0%	6.7%

Underlying operating income	128	127	0.8%	468	420	11.4%

Underlying operating margin	4.4%	4.6%		4.8%	4.5%

Comparable sales growth	3.3%	4.5%		3.3%	3.7%

Pro forma net sales of €2,900 million increased by 4.3% compared with last year. Comparable sales grew by 3.3%, supported by Albert Heijn supermarkets and continued strong online sales growth. Sales

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at Albert Heijn were positively impacted by continued assortment innovations and improvements with a focus on health and strong initiatives to increase our customer connection, resulting in an increased number of transactions and continued volume growth for its supermarkets. During the quarter, Albert Heijn started a pilot with six Albert Heijn to go stores at gas stations in the Netherlands.

Both of our online businesses, bol.com and ah.nl, reported another very strong sales quarter, resulting in over 30% growth in net consumer sales compared with the same quarter last year. Sales growth at bol.com was especially driven by an ongoing good performance of the Plaza platform and in Belgium. For ah.nl we saw an increased number of unique customers, resulting from effective digital marketing and quality improvements.

Pro forma underlying operating income was €128 million and grew by 0.8%. The underlying operating margin was 4.4%, down 0.2 percentage points compared to last year. This decline was fully driven by a higher dilutive impact of bol.com in line with our investment plans to accelerate growth. The margin excluding bol.com remained flat at 5.1%.

Belgium

€ million	Q3 and Q3 YTD 2016	Q3 and Q3 YTD 2015	% change

Net sales	1,035	—	nm

Operating income	31	—	nm

Belgium on a pro forma basis

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change

Net sales	1,213	1,193	1.7%	3,662	3,566	2.7%

Underlying EBITDA	61	50	22.0%	200	171	17.0%

Underlying EBITDA margin	5.0%	4.2%		5.5%	4.8%

Underlying operating income	24	13	84.6%	91	58	56.9%

Underlying operating margin	2.0%	1.1%		2.5%	1.6%

Comparable sales growth	1.3%	1.9%		2.6%	(0.8)%

In the third quarter of 2016, pro forma net sales were €1,213 million, up 1.7% versus last year, with comparable sales growth of 1.3%. This was driven by inflation and continued good performance in our affiliated network, while volume growth remained negative in company-operated stores. Delhaize Belgium reached an important milestone in the implementation of the Transformation Plan, with the recent launch of the last wave of the New Store Organization, simplifying the organizational structure and processes in the supermarkets.

Pro forma underlying operating income was €24 million and almost doubled compared to the third quarter of last year. This represents an underlying operating margin of 2.0% compared to 1.1% last year, which was mainly driven by lower labor costs supported by Transformation plan savings and lower commercial expenses, partially offset by higher logistics costs.

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Interim report, Third quarter 2016 Management report

Central and Southeastern Europe (CSE)

€ million	Q3 2016	Q3 2015	% change	Q3 YTD 2016	Q3 YTD 2015	% change

Net sales	1,190	396	200.5%	2,121	1,311	61.8%

Operating income	45	5	800.0%	56	(5)	nm

Central and Southeastern Europe (CSE) on a pro forma basis

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	% change constant rates	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change	% change constant rates

Net sales	1,335	1,231	8.4%	8.9%	4,099	3,742	9.5%	9.5%

Underlying EBITDA	92	79	16.5%	16.5%	266	214	24.3%	24.3%

Underlying EBITDA margin	6.9%	6.4%			6.5%	5.7%

Underlying operating income	56	44	27.3%	27.3%	156	107	45.8%	45.8%

Underlying operating margin	4.2%	3.6%			3.8%	2.9%

Comparable sales growth	5.8%	3.1%			6.3%	1.4%

Comparable sales growth excluding gasoline	6.0%	3.4%			6.5%	1.5%

Pro forma net sales increased by 8.9% to €1,335 million at constant exchange rates, resulting from continued solid comparable sales growth and new store sales. Comparable sales excluding gas grew by 6.0%, following further growth in Greece and Romania, while growth was approximately flat in the Czech Republic and Serbia.

CSE’s pro forma underlying operating margin increased by 0.6 percentage points to 4.2%. The improvement versus last year was driven by Greece and the Czech Republic. Profitability in Serbia and Romania was lower. The particularly strong performance in Greece was driven by good cost control and sales leverage.

Global Support Office

Pro forma underlying Global Support Office costs were €33 million, €11 million lower than the prior year. Excluding insurance activities, underlying costs were €38 million compared with €39 million last year.

Financial review IFRS

Third quarter 2016 (compared to third quarter 2015)

Operating income increased by €98 million to €382 million, which is primarily due to the contribution of the former Delhaize operating companies (Delhaize America €116 million, Belgium €31 million, CSE excluding Czech Republic €38 million). Recorded in operating income are impairments of €50 million (Q3 2015: €8 million), restructuring and related charges of €77 million (Q3 2015: 29 million) and a loss on sale of assets of €1 million (Q3 2015: gain of €2 million), which collectively total €128 million (Q3 2015: €35 million) and are adjusted to arrive at underlying operating income of €510 million (up €191 million over Q3 2015). Impairments are primarily related to remedy stores and other divestments at Ahold USA (€46 million) and to other store operations. The restructuring and related charges of €77 million include €28 million of transaction costs and €27 million of integration costs related to the merger between Ahold and Delhaize, as well as €22 million related to divestment of the remedy stores and other divestments.

Income from continuing operations and net income were €236 million; €47 million higher than last year. This follows from the increase in operating income of €98 million, offset by an increase in income taxes of €28 million, an increase in financial expenses of €19 million and a decrease in income from joint ventures of €4 million.

Free cash flow of €27 million decreased by €203 million compared to Q3 2015. This decrease was mainly driven by lower cash generated from operations of €50 million, higher purchases of non-current assets of €193 million and higher income taxes paid of €4 million, partly offset by higher proceeds from divestments of €47 million.

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Net debt increased in Q3 2016 by €2,553 million to €3,615 million. The increase is mainly due to increased gross debt as a result of the merger of €4,131 million and the capital repayment of €1,001 million, offset by an increase in Cash, cash equivalents and short-term deposits and similar instruments as a result of the merger of €2,467 million and a free cash flow of €27 million.

First three quarters 2016 (compared to first three quarters 2015)

Operating income increased by €166 million to €1,097 million. Recorded in operating income are impairments of €76 million (Q3 2015: €25 million) and restructuring and related charges of €143 million (Q3 2015: €95 million), offset by a gain on the sale of assets €2 million (Q3 2015: €11 million), which collectively total €217 million (Q3 2015: €109 million) and are adjusted to arrive at underlying operating income of €1,314 million.

Income from continuing operations was €685 million; €90 million higher than last year. This reflects the increase in operating income of €166 million adjusted for higher net financial expenses of €22 million and higher income taxes of €54 million.

Net income was €686 million, up €89 million.

Free cash flow was €567 million; €216 million lower than last year. The decrease is due to higher capital expenditures of €275 million and higher income taxes paid of €149 million, partly offset by higher cash generated from operations of €170 million and higher proceeds from divestment of assets of €34 million.

Financial review pro forma

Third quarter 2016 (compared to third quarter 2015)

Pro forma underlying operating income was €513 million; €21 million higher than last year. Pro forma underlying operating margin was 3.5%, in line with last year.

Pro forma operating income increased by €4 million to €425 million. Recorded in operating income are impairments of €5 million and restructuring and related charges and other of €84 million, offset by a gain on the sale of assets of €1 million, which collectively total €88 million and are adjusted to arrive at the pro forma underlying operating income. Impairments are related to store operations. The restructuring and related charges of €84 million include €50 million of integration costs for the merger between Ahold and Delhaize and €29 million of accelerated share-based compensation expenses for the settlement of Delhaize’s share-based compensation plans prior to the merger.

Pro forma income from continuing operations was €264 million, €32 million lower than last year. The increase in pro forma operating income of €4 million and the decrease in financial expenses of €15 million is more than offset by the increase in income taxes of €46 million and decrease in income of joint ventures of €5 million.

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Outlook

We expect the deflationary environment in relation to food sales in the United States to continue at current levels through the fourth quarter.

For the full year we expect pro forma underlying operating profit margin for the group to be broadly in line with our year-to-date performance and slightly ahead of last year.

We continue to expect our free cash flow for 2016, including the Delhaize Group for a full year, to be €1.3 billion, including expected capital expenditure of €1.8 billion.

We anticipate an effective tax rate for the full year in the mid twenties.

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Interim report, Third quarter 2016 Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q3 2016	Q3 2015[1]	Q3 YTD 2016	Q3 YTD 2015[1]

Net sales	4	13,856	8,440	34,576	28,417

Cost of sales	5	(10,193)	(6,131)	(25,198)	(20,665)
Gross profit		3,663	2,309	9,378	7,752

Selling expenses		(2,707)	(1,713)	(6,949)	(5,796)

General and administrative expenses		(574)	(312)	(1,332)	(1,025)
Total operating expenses	5	(3,281)	(2,025)	(8,281)	(6,821)

Operating income	4	382	284	1,097	931

Interest income		6	1	9	4

Interest expense		(72)	(53)	(195)	(179)

Net interest expense on defined benefit pension plans		(4)	(3)	(13)	(11)

Other financial expenses		(9)	(5)	(23)	(14)
Net financial expenses		(79)	(60)	(222)	(200)

Income before income taxes		303	224	875	731

Income taxes	6	(77)	(49)	(210)	(156)

Share in income of joint ventures		10	14	20	20
Income from continuing operations		236	189	685	595

Income from discontinued operations	7	—	—	1	2
Net income attributable to common shareholders		236	189	686	597

Net income per share attributable to common shareholders

Basic		0.19	0.23	0.72	0.73

Diluted		0.19	0.23	0.72	0.71

Income from continuing operations per share attributable to common shareholders

Basic		0.19	0.23	0.72	0.72

Diluted		0.19	0.23	0.72	0.71

Weighted average number of common shares outstanding (in millions)

Basic		1,237	818	947	821

Diluted		1,270	857	980	861

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8945	0.8983	0.8956	0.8960

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Interim report, Third quarter 2016 Summary financial statements

Consolidated statement of comprehensive income

€ million	Note	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015

Net income		236	189	686	597

Remeasurements of defined benefit pension plans

Remeasurements before taxes - income (loss)		(193)	88	(335)	(29)

Income taxes		51	(15)	107	7

Other comprehensive income (loss) that will not be reclassified to profit or loss		(142)	73	(228)	(22)

Currency translation differences in foreign interests:

Currency translation differences before taxes from:

Continuing operations		(166)	(17)	(237)	325

Income taxes		—	—	—	(1)

Cash flow hedges:

Fair value result for the period		—	(14)	(4)	26

Transfers to net income		(1)	(5)	(34)	(20)

Income taxes		1	5	10	(1)

Other comprehensive income (loss) reclassifiable to profit or loss		(166)	(31)	(265)	329

Total other comprehensive income (loss)		(308)	42	(493)	307
Comprehensive income (loss) attributable to common shareholders		(72)	231	193	904

Attributable to:

Continuing operations		(72)	231	192	902

Discontinued operations		—	—	1	2
Total comprehensive income (loss) attributable to commons shareholders		(72)	231	193	904

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Interim report, Third quarter 2016 Summary financial statements

Consolidated balance sheet

€ million	Note	October 9, 2016	January 3, 2016[1]

Assets

Property, plant and equipment		11,172	6,677

Investment property		721	580

Intangible assets		12,039	1,968

Investments in joint ventures and associates		265	212

Other non-current financial assets		213	516

Deferred tax assets		696	628

Other non-current assets		64	39

Total non-current assets		25,170	10,620

Assets held for sale	7	70	3

Inventories		3,146	1,676

Receivables		1,473	837

Other current financial assets		561	596

Income taxes receivable		66	14

Prepaid expenses and other current assets		335	308

Cash and cash equivalents	9	3,537	1,826
Total current assets		9,188	5,260

Total assets		34,358	15,880

Equity and liabilities

Shareholders’ equity	8	15,203	5,622

Non-controlling interests		—	(1)
Group equity		15,203	5,621

Loans		3,510	1,522

Other non-current financial liabilities		2,628	2,187

Pensions and other post-employment benefits		809	389

Deferred tax liabilities		1,473	110

Provisions		934	639

Other non-current liabilities		550	410

Total non-current liabilities		9,904	5,257

Liabilities related to assets held for sale	7	30	—

Accounts payable		4,763	2,800

Other current financial liabilities		1,886	330

Income taxes payable		93	39

Provisions		359	248

Other current liabilities		2,120	1,585
Total current liabilities		9,251	5,002

Total equity and liabilities		34,358	15,880

Year-end U.S. dollar exchange rate (euro per U.S. dollar)		0.8928	0.9208

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844

Net income attributable to common shareholders		—	—	—	—	597	597

Other comprehensive income (loss)		—	—	324	5	(22)	307

Total comprehensive income attributable to common shareholders		—	—	324	5	575	904

Dividends		—	—	—	—	(396)	(396)

Share buyback	8	—	—	—	—	(161)	(161)

Cancelation of treasury shares		(1)	(785)	—	—	786	—

Share-based payments		—	—	—	—	47	47
Balance as of October 4, 2015		8	6,059	221	(127)	(923)	5,238

Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622

Net income attributable to common shareholders		—	—	—	—	686	686

Other comprehensive loss		—	—	(237)	(28)	(228)	(493)
Total comprehensive income attributable to common shareholders		—	—	(237)	(28)	458	193

Dividends	8	—	—	—	—	(429)	(429)

Issuance of shares	8	5	10,756	—	—	—	10,761

Capital repayment	8	—	(1,013)	—	—	12	(1,001)

Share-based payments		—	—	—	—	57	57

Balance as of October 9, 2016		13	15,802	109	(151)	(570)	15,203

1.	Other reserves include the remeasurements of defined benefit plans.

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Consolidated statement of cash flow

€ million	Note	Q3 2016	Q3 2015[1]	Q3 YTD 2016	Q3 YTD 2015[1]

Income from continuing operations		236	189	685	595

Adjustments for:

Net financial expenses		79	60	222	200

Income taxes		77	49	210	156

Share in income of joint ventures		(10)	(14)	(20)	(20)

Depreciation, amortization and impairments	5	438	236	1,012	780

Release of favorable and unfavorable leases		(1)	—	1	2

Gains / (losses) on the sale of assets / disposal groups held for sale	5	1	(2)	(2)	(11)

Share-based compensation expenses		16	11	42	36

Operating cash flows before changes in operating assets and liabilities		836	529	2,150	1,738

Changes in working capital:

Changes in inventories		(65)	(22)	(23)	45

Changes in receivables and other current assets		(51)	(44)	122	(90)

Changes in payables and other current liabilities		(187)	35	(451)	(143)

Changes in other non-current assets, other non-current liabilities and provisions		(85)	—	(84)	(6)

Cash generated from operations		448	498	1,714	1,544

Income taxes paid - net		(84)	(80)	(285)	(136)

Operating cash flows from continuing operations		364	418	1,429	1,408

Operating cash flows from discontinued operations		(1)	(2)	(4)	(5)

Net cash from operating activities		363	416	1,425	1,403

Purchase of non-current assets		(358)	(165)	(785)	(510)

Divestments of assets / disposal groups held for sale		52	5	65	31

Acquisition of businesses, net of cash acquired	3	2,251	—	2,247	(13)

Divestment of businesses, net of cash divested	7	(1)	(1)	(4)	—

Changes in short-term deposits and similar instruments		—	(205)	518	(362)

Dividends received from joint ventures		3	3	17	18

Interest received		5	1	9	3

Other		1	1	(4)	1

Investing cash flows from continuing operations		1,953	(361)	2,063	(832)

Net cash from investing activities		1,953	(361)	2,063	(832)

Interest paid		(39)	(32)	(168)	(167)

Repayments of loans		(6)	(6)	(27)	(26)

Repayments of finance lease liabilities		(38)	(24)	(95)	(79)

Dividends paid on common shares	8	—	—	(429)	(396)

Share buyback	8	—	—	—	(161)

Capital repayment	8	(1,001)	—	(1,001)	—

Other cash flows from derivatives		(8)	(12)	(26)	(23)

Other		(8)	—	—	5

Financing cash flows from continuing operations		(1,100)	(74)	(1,746)	(847)

Net cash from financing activities		(1,100)	(74)	(1,746)	(847)

Net cash from operating, investing and financing activities		1,216	(19)	1,742	(276)

Cash and cash equivalents at the beginning of the period (excluding restricted cash)		2,314	1,460	1,819	1,615

Effect of exchange rate differences on cash and cash equivalents		(32)	(6)	(63)	96

Cash and cash equivalents at the end of the period (excluding restricted cash)	9	3,498	1,435	3,498	1,435

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8945	0.8983	0.8956	0.8960

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize” or the “Company” or “Group” or “Ahold Delhaize Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores primarily in the United States and Europe.

As of July 24, 2016, Ahold Delhaize is the new name of Koninklijke Ahold N.V. following the completion of the merger between Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV/SA (“Delhaize”).

As a result of the legal structure of the merger, Delhaize merged into Ahold. Since Ahold is the surviving entity, the historical IFRS information prior to the merger is that of Ahold.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2015 consolidated financial statements, except as otherwise indicated below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.

Ahold Delhaize’s reporting calendar in 2016 is based on 13 periods of four weeks, for a total of 52 weeks. The 2015 reporting calendar is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. In 2016 and 2015, the first quarter comprised 16 weeks.

The third quarter of 2016 ended on October 9, 2016. For the former European Delhaize subsidiaries the third quarter ended on September 30, 2016, and for the former Delhaize U.S. subsidiaries, the third quarter ended on October 1, 2016. The results for these Delhaize subsidiaries for the period between their respective closing dates and October 9 have been included by extrapolating the income statement line items for the additional days and by adjusting for any significant transactions.

Segmentation

Ahold Delhaize’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold Delhaize’s operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, Ahold Delhaize’s policy on aggregating its operating segments into reportable segments is based on geography and on the management reporting structure.

As a result of the merger with Delhaize, Ahold Delhaize assessed the segmentation structure, which resulted in the five reportable segments as included in Note 4 of these summary financial statements.

Changes in accounting policy

During Q3, 2016, in conjunction with the merger and the alignment of accounting policies, the Company changed its policy of accounting for employee contributions to its defined benefit plans as a reduction of service costs in the period in which the related service is rendered. Previously employee contributions were attributed to the periods of future service when measuring the defined benefit obligation.

Because this change is only applicable to the Company’s defined benefit pension plan in the Netherlands, as other defined benefit plans do not receive employee contributions, the change in policy

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has been applied prospectively. The effect of this change in policy was to increase the pension provision balance by €28 million, through other comprehensive income, and increase pension expense in Q3 2016 to reflect €2 million of additional expense attributable to the first half of 2016.

Changes in presentation

Presentation of amortization of favorable lease-related intangible assets

As part of the purchase price allocation (PPA) of an acquisition, favorable lease-related intangible assets and unfavorable lease-related liabilities were identified. In the historical results of both Ahold and Delhaize, the unwinding of these liabilities was reported as part of rent expense, while the amortization of the intangible asset was reported as amortization expense. This resulted in a mismatch of the net PPA effect of similar items on the basis that they relate to either an asset or a liability.

Ahold Delhaize’s historical information has therefore been restated so that the amortization of the favorable lease-related asset is no longer reported as depreciation and amortization expense but is instead reported as rent expense.

Presentation of unfavorable lease liabilities

Unfavorable lease-related liabilities recognized upon an acquisition have historically been presented as onerous contract provisions by Ahold Delhaize. However, because these liabilities do not have uncertainty with respect to amount and timing a decision has been made to now present these liabilities as other liabilities instead of provisions.

The adjustments to Ahold Delhaize’s 2015 comparative amounts for these changes in presentation are as follows:

€ million	January 3, 2016 as reported	Changes in presentation	January 3, 2016 as restated

Consolidated balance sheet

Non-current liabilities

Provisions	731	(92)	639

Other non-current liabilities	318	92	410

Current liabilities

Provisions	260	(12)	248

Other current liabilities	1,573	12	1,585

€ million	Q3 2015 as reported	Changes in presentation	Q3 2015 as restated	Q3 YTD 2015 as reported	Changes in presentation	Q3 YTD 2015 as restated

Consolidated statement of cash flows

Depreciation, amortization and impairments	238	(2)	236	788	(8)	780

Release of favorable and unfavorable leases	—	—	—	—	2	2

Operating cash flows before changes in operating assets and liabilities	531	(2)	529	1,744	(6)	1,738

Changes in other non-current assets, other non-current liabilities and provisions	(2)	2	—	(12)	6	(6)

€ million	Q3 2015 as reported	Changes in presentation	Q3 2015 as restated	Q3 YTD 2015 as reported	Changes in presentation	Q3 YTD 2015 as restated

Note 5. Expenses by Nature

Depreciation and amortization	230	(2)	228	763	(8)	755

Rent expenses and income - net	141	2	143	475	8	483

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Cost alignment for online business

In 2016, Ahold Delhaize changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in certain reclassifications within the 2015 income statement. In Q3 2015, the reclassifications resulted in a decrease to cost of sales of €15 million (Q3 YTD: €48 million) and increases to selling expenses and general and administrative expenses of €13 million (Q3 YTD: €40 million) and €2 million (Q3 YTD: €8 million), respectively.

The adjustments to Ahold Delhaize’s 2015 comparative amounts for the changes in presentation are as follows:

€ million	Q3 2015 as reported	Changes in presentation	Q3 2015 as restated	Q3 YTD 2015 as reported	Changes in presentation	Q3 YTD 2015 as restated
Net sales	8,440	—	8,440	28,417	—	28,417

Cost of sales	(6,146)	15	(6,131)	(20,713)	48	(20,665)
Gross profit	2,294	15	2,309	7,704	48	7,752

Selling expenses	(1,700)	(13)	(1,713)	(5,756)	(40)	(5,796)

General and administrative expenses	(310)	(2)	(312)	(1,017)	(8)	(1,025)
Total operating expenses	(2,010)	(15)	(2,025)	(6,773)	(48)	(6,821)
Operating income	284	—	284	931	—	931

New and revised IFRSs effective in 2016

Amendments to IAS 1, “Disclosure initiative”

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment entities: Applying the Consolidation Exception”

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold Delhaize is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the future consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements”

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Based on Ahold Delhaize’s current financial position, these amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Based on Ahold Delhaize’s current financial position, the application of these amendments to IFRS 11 do not have a significant effect on the consolidated financial statements.

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Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

3. Business combinations and Goodwill

On July 23, 2016, Ahold and Delhaize announced the completion of their merger, which became effective on July 24, 2016. With this merger, Ahold Delhaize has 22 local brands in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores. Key terms of the merger are:

•	The merger took place through a cross-border legal merger of Delhaize into Ahold;
•	Delhaize shareholders received 4.75 Ahold ordinary shares for each Delhaize ordinary share;
•	€1 billion has been returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger; and
•	Ahold Delhaize is listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange.

The merger has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold being identified as the acquirer.

Purchase consideration

The purchase consideration was €10,765 million. Goodwill recognized in the amount of €5,926 million, which at the date of this report is expected to be non-deductible for tax purposes, represents expected synergies from the combination of the operations. The transaction is expected to be accretive to earnings in the first full year after completion, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies.

Purchase Consideration	€ million

Ordinary shares issued (i)	10,761

Amount attributable to purchase consideration in respect of replacement awards issued (ii)	4

Total purchase consideration	10,765

(i)	Under the terms of the merger, Delhaize shareholders were offered 4.75 ordinary shares in the Company for each share held in Delhaize. On completion of the merger 496,000,577 ordinary shares were issued. The fair value of the shares issued as part of the consideration paid was based on the published share price on July 23, 2016 of €21.695 per share.

(ii)	In accordance with the terms of the merger agreement, the Company exchanged certain equity-settled share-based payment awards held by employees of Delhaize (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The total value of the replacement awards is €9 million. The consideration for the business combination includes €4 million transferred to employees of Delhaize when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of €5 million will be recognized as post-acquisition compensation cost over the relevant service period.

Since the merger date, Delhaize contributed net sales of €5,225 million and an estimated net income of €111 million (representing the results of the Delhaize operating entities plus any remaining head office and other charges from the Delhaize entities) to the Q3 2016 results.

If the acquisition occurred on January 2, 2016, management estimates that on a pro forma basis the consolidated pro-forma net sales through October 9, 2016 would have been €46,826 million and consolidated pro-forma net income would have been €920 million. For more information on the basis of presentation of the pro forma numbers refer to the pro forma key historical data as published on October 6, 2016 (“Pro forma booklet”) and to page 32 of this press release regarding the reconciliation of the Q3 2016 IFRS numbers to the Q3 2016 pro forma numbers.

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Acquisition-related costs

Ahold and Delhaize incurred transaction costs of €131 million on banking fees, legal fees and other professional fees, of which €62 million has been booked by Ahold and Delhaize in 2015 and €69 million year-to-date in 2016. These costs have been included in restructuring and related charges and other.

Net assets acquired

The provisional allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2016 is as follows:

€ million	Delhaize	Other[1]	Total

Goodwill	5,926	(1)	5,925

Other Intangibles	4,311	6	4,317

Property, plant and equipment	5,104	5	5,109

Deferred tax assets	7	2	9

Other non-current Assets	97	—	97

Inventories	1,498	—	1,498

Assets held for sale	111	—	111

Cash and cash equivalent	2,280	—	2,280

Receivables & other current assets	1,015	—	1,015

Loans	(2,374)	—	(2,374)

Finance lease liabilities	(517)	(3)	(520)

Provisions	(476)	—	(476)

Deferred tax liabilities	(1,427)	—	(1,427)

Other non-current liabilities	(236)	(5)	(241)

Accounts payable	(2,317)	—	(2,317)

Bank overdrafts	(993)	—	(993)

Liabilities held for sale	(37)	—	(37)

Other current liabilities	(1,207)	—	(1,207)

Total purchase consideration	10,765	4	10,769

Ordinary shares issued	(10,761)	—	(10,761)

Replacement awards issued	(4)	—	(4)

Cash acquired (excluding restricted cash)	(2,251)	—	(2,251)

Acquisition of business, net of cash	(2,251)	4	(2,247)

1.	Represents other small store acquisitions and follow up from the measurement of the A&P acquisition in Q4 2015.

The valuation techniques used for measuring the fair value of material assets acquired and liabilities assumed were as follows:

•	Property, plant and equipment: The fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the income generating capacity of the relevant assets and the return or yield that a market participant would apply to such assets, a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets, and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets.

•	Other intangible assets: The fair values of Brand names and Contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

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•	Other intangible assets - Lease related intangibles: The fair values of lease-related intangibles have been assessed through a market approach which requires a comparison of contract and market prices.

•	Deferred tax assets and liabilities: Deferred income tax assets and liabilities as of the merger date represented the expected future tax consequences of temporary differences between the fair values of the assets acquired and liabilities assumed and their tax bases. Deferred tax liabilities have been recognized in full except where the reversal of the temporary differences is within the control of the Company and these differences are not expected to reverse in the foreseeable future. Deferred tax assets have been recognized based on recoverability of the temporary differences and considering the tax planning strategies expected to be adopted by the Company.

•	Inventory: Fair value of inventory is primarily the carrying value at the merger date on the basis that the carrying value of inventory at cost for a retailer represents the fair value that would be paid by a market participant in the retail sector.

•	Assets held for sale - remedy stores: In order to get approval from competition authorities in the US and Belgium, the Company has agreed to sell certain stores as part of the merger (‘remedy stores’). The remedy stores have been presented as assets held for sale on the opening balance sheet and the purchase price allocated to these stores is based on the expected sales consideration, less any incremental costs directly attributable to the sale in accordance with IFRS 5.

•	Loans: The fair value of debt was estimated primarily on the basis of market quoted rates for the listed debt.

•	Provisions - contingent liabilities: The provisions assumed as part of the net assets of the business combination includes the fair value of contingent liabilities related to certain legal disputes as well as lease guarantees provided to lessors on certain stores which have been assigned or sold.

The fair value of the contingent liability associated with the legal disputes are based on an assessment of the expected cash outflow and the probability of such an outflow. The timing associated with any settlement of these disputes is uncertain and therefore the expected cash outflow considering its probability has not been discounted.

The fair value of the contingent liability associated with lease guarantees provided on sold or assigned stores is based on an evaluation of the counterparty’s credit risk (i.e. the risk of the party on behalf of whom the guarantee is provided) and the re-let potential of the property linked to its location.

•	Other receivables and liabilities: Other receivables and liabilities such as trade payables and receivables, other current and non-current assets and liabilities, provisions (other than contingent liabilities) and accruals are valued at the carrying values in the books of Delhaize on the basis that the carrying value represented the fair value as at the merger date. The carrying value of trade receivables recorded in the books of Delhaize included a provision relating to uncertain trade receivables where collectibility was not assured and these provisions have been included in the fair value assessment as at the merger date. No incremental fair value adjustments have been made to the carrying value of trade receivables recorded in the books of Delhaize.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

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A reconciliation of Ahold Delhaize’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill

As of January 3, 2016

At cost	1,241

Accumulated impairment losses	(5)
Opening carrying amount	1,236

Acquisitions through business combinations	5,925

Impairment losses and reversals - net	(5)

Transfers to assets held for sale	(6)

Other movements - net	4

Exchange rate differences	(86)
Closing carrying amount	7,068

As of October 9, 2016

At cost	7,078

Accumulated impairment losses	(10)
Carrying amount	7,068

4. Segment reporting

Ahold Delhaize’s retail operations are presented in five reportable segments. In addition, Other retail, consisting of Ahold Delhaize’s unconsolidated joint ventures JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”) and P.T. Lion Super Indo, LLC (“Super Indo”), and Ahold Delhaize’s Global Support Office are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment

Ahold USA	Stop & Shop, Giant Landover, Giant Carlisle and Peapod

Delhaize America	Food Lion and Hannaford

The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)

Belgium	Delhaize (including Belgium and Luxembourg)

Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania), Delhaize Serbia (Republic of Serbia )

Other	Included in Other

Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)

Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

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Net sales

Net sales per segment are as follows:

	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015
$ million

Ahold USA	5,948	5,842	20,269	19,726

Delhaize America	3,804	—	3,804	—

Average U.S. dollar exchange rate (euro per U.S. dollar)[1]	0.8945	0.8983	0.8956	0.8960

€ million

Ahold USA	5,321	5,248	18,155	17,672

Delhaize America	3,390	—	3,390	—

The Netherlands	2,920	2,796	9,875	9,434

Belgium	1,035	—	1,035	—

Central Southeastern Europe	1,190	396	2,121	1,311
Ahold Delhaize group	13,856	8,440	34,576	28,417

1.	Due to a difference in reporting periods, the average U.S. dollar exchange rate differs slightly for Delhaize America.

Operating income

Operating income (loss) per segment is as follows:

	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015
$ million

Ahold USA	147	219	674	703

Delhaize America	130	—	130	—

€ million

Ahold USA	131	197	604	630

Delhaize America	116	—	116	—

The Netherlands	128	121	457	412

Belgium	31	—	31	—

Central Southeastern Europe	45	5	56	(5)

Global Support Office	(69)	(39)	(167)	(106)
Ahold Delhaize group	382	284	1,097	931

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5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q3 2016	Q3 2015[1]	Q3 YTD 2016	Q3 YTD 2015[1]

Cost of product	9,782	5,876	24,163	19,797

Labor costs	1,992	1,253	5,062	4,259

Other operational expenses	1,053	650	2,685	2,178

Depreciation and amortization	388	228	936	755

Rent expenses and income - net	208	143	559	483

Impairment losses and reversals - net	50	8	76	25

(Gains) / losses on the sale of assets - net	1	(2)	(2)	(11)

Total expenses by nature	13,474	8,156	33,479	27,486

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

6. Income taxes

The increase in income tax is mainly the result of higher taxable income for YTD 2016 and one-time items (in 2015 and 2016).

7. Assets and liabilities held for sale and discontinued operations

Assets and liabilities held for sale consists primarily of property, plant and equipment, goodwill and associated liabilities of the remaining remedy stores to be divested. As part of approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission and Belgian Competition Authority, Ahold Delhaize was required to divest 86 stores in the United States and 13 stores in Belgium. Of the 86 stores in the United States, Ahold USA divested five out of 15 stores and Delhaize America divested 53 out of 71 stores. Ahold USA incurred net impairment charges of €22 million in total for the property, plant and equipment of the remedy stores before they were classified as held for sale. This includes a €3 million impairment for the stores’ associated fixed assets to be abandoned. As part of the purchase price allocation, the property, plant and equipment and associated liabilities of Delhaize America’s remedy stores were recognized at fair value. None of the 13 stores in Belgium (including eight Albert Heijn stores and five Delhaize franchisee stores) have been divested yet. The divested remedy stores resulted in an insignificant divestment loss.

In addition, Ahold Delhaize completed the sale of pet specialist shop chain Tom & Co with an insignificant divestment loss in the quarter.

The remedy stores and the sale of Tom & Co do not represent discontinued operations.

Income from discontinued operations is specified as follows:

€ million	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015
BI-LO / Bruno’s	—	—	1	2
Results on divestments of discontinued operations[1]	—	—	1	2
Income from discontinued operations, net of income taxes	—	—	1	2

1	Results on divestments are after net income tax expense of nil for the third quarter of 2016 and 2015 (YTD 2016: nil, YTD 2015: €1 million).

The cash flows from the divestment of businesses as presented in the cash flow statement of €1 million (Q3 2015: €1 million) are primarily related to BI-LO /Bruno’s.

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8. Equity attributable to common shareholders

Dividend on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of €0.52 per common share (€429 million in the aggregate). This dividend was paid on May 4, 2016.

Share buyback and capital return and reverse stock split

On February 26, 2015, Ahold Delhaize announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intended to merge with Delhaize, the share buyback program was terminated in the second quarter of 2015.

On March 14, 2016, the merger between Ahold and Delhaize, including a capital repayment and reverse stock split was approved at an Extraordinary General Meeting of Shareholders. The merger between Ahold and Delhaize became effective on July 24, 2016.

The reverse stock split was recorded on July 18, 2016, by way of a consolidation of every 17 issued common shares into 16 common shares, which reduced the total number of common shares outstanding by 48,507,004 shares. The capital repayment of €1.29 per remaining share, €1,001 million in the aggregate (excluding transaction costs) was paid on July 21, 2016.

As consideration, Delhaize shareholders received 4.75 Ahold ordinary shares for each issued and outstanding Delhaize ordinary share, which increased the number of common shares outstanding by 496,000,577 shares.

The number of outstanding common shares as of October 9, 2016, was 1,272,229,933 (January 3, 2016: 818,471,229).

9. Cash

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	October 9, 2016	January 3, 2016

Cash and cash equivalents at the end of the period as presented in the statement of cash flows	3,498	1,819

Restricted cash	39	7

Cash and cash equivalents at the end of the period as presented on the balance sheet[1]	3,537	1,826

1.	Cash and cash equivalents include €957 million held under a notional cash pooling arrangement. This cash amount is fully offset by an identical amount included under Other current financial liabilities.

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10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold Delhaize’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	October 9, 2016		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	66	73	42	49

Trade and other (non) current receivables	1,480	1,480	832	832

Reinsurance assets	213	213	203	203

Total loans and receivables	1,759	1,766	1,077	1,084

Cash and cash equivalents	3,537	3,537	1,826	1,826

Short-term deposits and similar instruments	194	194	528	528

Derivatives	284	284	338	338

Available-for-sale	10	10	6	6
Total financial assets	5,784	5,791	3,775	3,782

	October 9, 2016		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Notes	(3,578)	(3,739)	(1,144)	(1,359)

Other loans	(4)	(4)	(3)	(3)

Financing obligations	(371)	(364)	(397)	(395)

Mortgages payable	(25)	(29)	(9)	(10)

Finance lease liabilities	(1,846)	(2,316)	(1,400)	(1,798)

Cumulative preferred financing shares	(497)	(555)	(497)	(554)

Dividend cumulative preferred financing shares	(15)	(15)	(22)	(22)

Accounts payable	(4,763)	(4,763)	(2,800)	(2,800)

Short-term borrowings	(1,026)	(1,026)	(52)	(52)

Interest payable	(93)	(93)	(29)	(29)

Reinsurance liabilities	(233)	(233)	(221)	(221)

Other	(84)	(92)	(61)	(71)

Total non-derivative financial liabilities	(12,535)	(13,229)	(6,635)	(7,314)

Derivatives	(262)	(262)	(210)	(210)
Total financial liabilities	(12,797)	(13,491)	(6,845)	(7,524)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold Delhaize’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

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To the extent that no cash collateral is contractually required, the valuation of Ahold Delhaize’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and adjusted for Ahold Delhaize’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the fair value of Ahold Delhaize’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

No CVA / DVA adjustments are made to the valuation of certain derivative instruments, for which both Ahold Delhaize and its counterparties are required to post or redeem cash collaterals if the value of a derivative exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and Ahold Delhaize’s own non-performance risk on the value of the instrument. The portion of outstanding derivatives that was collateralized is specified as follows:

€ million	October 9, 2016	January 3, 2016
Cross-currency interest rate swaps	43	—

Total net derivative liabilities subject to collateralization	43	—

Collateralized amount	12	—

The carrying amount of trade and other (non) current receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings for which an active market exists are based on quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2015. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of January 3, 2016, was included in Note 34 of Ahold’s 2015 consolidated financial statements, which were published as part of Ahold’s Annual Report 2015 on March 3, 2016. Significant updates to this overview through Q3 2016 are presented below, and are related to the Delhaize entities. The commitments included below are based on commitments of Delhaize as of December 31, 2015, as reported in Delhaize’s 2015 consolidated financial statements. A full update will be provided in the notes to Ahold Delhaize’s 2016 consolidated financial statements.

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Lease commitments

Ahold Delhaize leases a significant number of its stores, as well as distribution centers, offices and other assets, under operating lease arrangements. As of December 31, 2015, the Delhaize entities had the following lease commitments:

€ million	December 31, 2015

Within one year	320

Between one and five years	762

After five years	481

Total	1,563

Capital investment commitments

As of December 31, 2015, capital investment commitments for the Delhaize entities for property, plant and equipment and investment property, and for intangible assets amounted to €85 million.

Purchase commitments

Ahold Delhaize enters into purchase commitments with vendors in the ordinary course of business. As of December 31, 2015, purchase commitments for the Delhaize entities amounted to approximately €128 million.

Guarantees

Following the closing of Ahold Delhaize’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, guarantees were provided for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, the Company will be obligated under the terms of the contract to the landlords. The total future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2015 was €281 million. Currently, the Company does not expect to be required to pay any amounts under these guarantees.

Ahold Delhaize has provided certain, specific, limited customary representations and warranties for certain smaller divestments in the Central and Southeastern Europe segment in the past year for a maximum amount of €11 million and with an ultimate maturity date in 2019.

In addition, at December 31, 2015, the Delhaize entities issued other financial guarantees for a total amount of €4 million.

12. Subsequent events

Red Market

On November 8, 2016, the Company announced its intention to retire the Red Market brand by the beginning of December 2016. The 13 Red Market stores will be converted into independent AD and Proxy Delhaize stores. Red Market currently employs 254 associates who will transfer to the independent AD and Proxy Delhaize owners.

Buy-back and cancellation of the JPY33 billion Floating Rate Notes

On November 15, 2016, Ahold Delhaize announced the buy-back and cancellation of the entire principal amount of its JPY33 billion Floating Rate Notes due May 2031 (“JPY Notes”). The associated Yen-Euro currency swap will be unwound as part of the transaction. Together, the JPY Notes and the swap effectively represented a synthetic €299 million long-term liability at an annual interest rate of 7.065%.

The cost of buying back the JPY Notes and unwinding the swap will be funded with available cash and will result in a one-off finance cost of €243 million before tax (€182 million after tax) being reflected in Ahold Delhaize’s Q4 2016 results.

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Other financial and operating information

Free cash flow1

€ million	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015

Operating cash flows from continuing operations before changes in working capital and income taxes paid	751	529	2,066	1,732

Changes in working capital	(303)	(31)	(352)	(188)

Income taxes paid - net	(84)	(80)	(285)	(136)

Purchase of non-current assets	(358)	(165)	(785)	(510)

Divestments of assets / disposal groups held for sale	52	5	65	31

Dividends received from joint ventures	3	3	17	18

Interest received	5	1	9	3

Interest paid	(39)	(32)	(168)	(167)
Free cash flow	27	230	567	783

1	Free cash flow is a non-GAAP measure. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Net debt1

€ million	October 9, 2016	July 17, 2016	January 3, 2016

Loans	3,510	1,185	1,522

Finance lease liabilities	1,655	1,213	1,290

Cumulative preferred financing shares	497	497	497

Non-current portion of long-term debt	5,662	2,895	3,309

Short-term borrowings and current portion of long-term debt[4]	1,684	496	193

Gross debt	7,346	3,391	3,502

Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3,4]	3,731	2,329	2,354

Net debt	3,615	1,062	1,148

1	Net debt is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at October 9, 2016, was €194 million (July 17, 2016: €10 million, January 3, 2016: €528 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €128 million, €145 million and €216 million as of October 9, 2016, July 17, 2016 and January 3, 2016, respectively.
4	Cash and cash equivalents include €957 million held under a notional cash pooling arrangement. This cash amount is fully offset by an identical amount included under Short-term borrowings and current portion of long-term debt.

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Store portfolio (including franchise stores)

	End of 2015	Acquired Delhaize Merger	Opened / other acquired[2]	Remedy and other divestments sold[3]	Closed / other sold	End of Q3 2016[1]

Ahold USA	788	—	2	(5)	(6)	779

Delhaize America	—	1,284	—	(53)	(2)	1,229

The Netherlands	2,134	—	39	—	(29)	2,144

Belgium	—	903	5	(145)	—	763

Central and Southern Europe	331	1,238	18	—	(2)	1,585

Total	3,253	3,425	64	(203)	(39)	6,500

1.	The number of stores at the end of Q3 2016 includes 1,141 specialty stores (Etos and Gall & Gall) (Q3 2015: 1,137).
2.	Between Q2 2016 and the merger date, Delhaize opened an additional 5 stores, of which one related to Tom & Co that was sold after the merger.
3.	As per Q3 2016, 51 remedy and other divestment stores remain to be sold.

Pro forma financial information

Pro forma net sales per channel

€ million	Pro forma Q3 2016	Pro forma Q3 2015	% change	% change constant rates	Pro forma Q3 YTD 2016	Pro forma Q3 YTD 2015	% change	% change constant rates

Online sales[1]	448	373	20.1%	20.1%	1,456	1,199	21.4%	21.4%

Store sales[2]	14,098	13,803	2.1%	2.4%	45,370	44,015	3.1%	3.1%

Total net sales	14,546	14,176	2.6%	2.9%	46,826	45,214	3.6%	3.6%

1.	Pro forma net consumer online sales increased 24.9% in the third quarter to €515 million, or 25.1% at constant exchange rates. Net consumer online sales is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.
2.	Store sales also includes sales under franchise agreements and other sales to third parties.

Pro forma underlying operating income and pro forma underlying EBITDA1

Underlying operating income per segment and underlying EBITDA per segment is as follows:

Q3 2016

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income / (loss)	198	96	125	22	48	(64)	425

Impairments	2	2	1	—	—	—	5

(Gains) losses on the sale of assets	(5)	2	—	(4)	1	5	(1)

Restructuring and related charges and other	8	35	2	6	7	26	84

Adjustments to operating income	5	39	3	2	8	31	88

Underlying operating income / (loss)	203	135	128	24	56	(33)	513

Depreciation and amortization	152	121	68	37	36	5	419

Underlying EBITDA	355	256	196	61	92	(28)	932

1.	Underlying operating income and underlying EBITDA are non-GAAP measures. For a description of these non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

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Underlying operating income in local currency for Q3 2016 was $227 million for Ahold USA and $150 million for Delhaize America.

Q3 2015

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income / (loss)	192	135	120	(18)	44	(52)	421

Impairments	5	—	2	2	—	—	9

(Gains) losses on the sale of assets	(2)	3	—	—	—	—	1

Restructuring and related charges and other	12	7	5	29	—	8	61

Adjustments to operating income	15	10	7	31	—	8	71

Underlying operating income / (loss)	207	145	127	13	44	(44)	492

Depreciation and amortization	149	117	62	37	35	5	405

Underlying EBITDA	356	262	189	50	79	(39)	897

Underlying operating income in local currency for Q3 2015 was $231 million for Ahold USA and $160 million for Delhaize America.

Q3 YTD 2016

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income	662	340	448	74	141	(192)	1,473

Impairments	15	5	11	14	6	—	51

(Gains) losses on the sale of assets	(7)	8	—	(4)	2	5	4

Restructuring and related charges and other	30	44	9	7	7	65	162

Adjustments to operating income	38	57	20	17	15	70	217

Underlying operating income	700	397	468	91	156	(122)	1,690

Depreciation and amortization	511	362	219	109	110	17	1,328

Underlying EBITDA	1,211	759	687	200	266	(105)	3,018

Underlying operating income in local currency for Q3 YTD 2016 was $781 million for Ahold USA and $442 million for Delhaize America.

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Q3 YTD 2015

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income / (loss)	616	373	408	(7)	90	(139)	1,341

Impairments	13	3	11	6	—	—	33

(Gains) losses on the sale of assets	(6)	4	(5)	—	1	—	(6)

Restructuring and related charges and other	44	14	6	59	16	15	154

Adjustments to operating income	51	21	12	65	17	15	181

Underlying operating income / (loss)	667	394	420	58	107	(124)	1,522

Depreciation and amortization	494	356	205	113	107	16	1,291

Underlying EBITDA	1,161	750	625	171	214	(108)	2,813

Underlying operating income in local currency for first three quarters 2015 was $745 million for Ahold USA and $439 million for Delhaize America.

Pro forma underlying income from continuing operations1

€ million	Pro forma
	Ahold Delhaize Group Q3 2016	Ahold Delhaize Group Q3 2015	Ahold Delhaize Group Q3 YTD 2016	Ahold Delhaize Group Q3 YTD 2015

Income from continuing operations	264	296	920	836

Adjustments to operating income	88	71	217	181

Underlying adjustments to financial expenses	3	—	3	41

Underlying adjustments to income taxes	(27)	(23)	(67)	(65)

Underlying income from continuing operations	328	344	1,073	993

Basic earnings per share from continuing operations[2]	0.21	0.23	0.72	0.66

Underlying earnings per share from continuing operations[2]	0.26	0.27	0.84	0.78

1.	Pro forma underlying income from continuing operations is a non-GAAP measure. For a description of this non-GAAP measure refer to section Use of non-GAAP financial measures at the end of this report.
2.	The number of shares outstanding (1,272,112,616 shares) as of the merger effective date of July 24, 2016, is used as the basis for the calculation of the pro forma number of shares outstanding for the periods up to the merger date. After the merger date the actual number of share outstanding are used in the calculation to determine the weighted average number of shares outstanding for the third quarter and year to date. Pro forma basic and underlying earnings per share from continuing operations are calculated by dividing the pro forma (underlying) income from continuing operations attributable to equity holders by these numbers of shares outstanding. The weighted average number of shares used for calculating the pro forma basic and underlying earnings per share for Q3 2016 is 1,272,170,378 and for the year to date Q3 2016 is 1,272,129,945.

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Pro forma financial information reconciliations

Group pro forma financial information Q3 2016

€ million	Ahold Delhaize IFRS numbers	Delhaize July 1 - July 23[1]	Remedy stores and other divestments	Merger transaction costs	Calendar effect[2]	Ahold Delhaize pro forma

Net sales	13,856	1,540	(332)	—	(518)	14,546

Operating income	382	(205)	213	55	(20)	425

Impairments	50	153	(198)	—	—	5

(Gains) losses on the sale of assets	1	1	(3)	—	—	(1)

Restructuring and related charges and other	77	91	(29)	(55)	—	84

Underlying Operating income	510	40	(17)	—	(20)	513

1.	The Delhaize July 1 - July 23 numbers include the pro forma adjustments related to this period, mainly PPA effect and alignment of exchange rates.
2.	Calendar effect reflects the reversal of the results for the period October 1, 2016 - October 9, 2016, since these are excluded from pro forma information. See note under Group Performance section on page 3 for more information.

Pro forma net sales by segment Q3 2016

€ million	Ahold Delhaize IFRS numbers	Delhaize July 1 - July 23[1]	Remedy stores and other divestments	Calendar effect[2]	Ahold Delhaize pro forma

Ahold USA	5,321	—	(111)	—	5,210

Delhaize America	3,390	988	(187)	(303)	3,888

The Netherlands	2,920	—	(20)	—	2,900

Belgium	1,035	313	(14)	(121)	1,213

Central and Southeastern Europe	1,190	239	—	(94)	1,335

Ahold Delhaize Group	13,856	1,540	(332)	(518)	14,546

1.	The Delhaize July 1 - July 23 numbers include the pro forma adjustment relating to the alignment of exchange rates.
2.	Calendar effect reflects the reversal of the results for the period October 1, 2016 - October 9, 2016, since these are excluded from pro forma information. See note under Group Performance section on page 3 for more information.

Pro forma operating income by segment Q3 2016

€ million	Ahold Delhaize IFRS numbers	Delhaize July 1 - July 23[1]	Remedy stores and other divestments	Merger transaction costs	Calendar effect[2]	Ahold Delhaize pro forma

Ahold USA	131	—	67	—	—	198

Delhaize America	116	(151)	144	—	(13)	96

The Netherlands	128	—	(3)	—	—	125

Belgium	31	(7)	1	—	(3)	22

Central and Southeastern Europe	45	8	—	—	(5)	48

Global Support Office	(69)	(55)	4	55	1	(64)

Ahold Delhaize Group	382	(205)	213	55	(20)	425

1.	The Delhaize July 1 - July 23 numbers include the pro forma adjustments related to this period, mainly PPA effect, alignment of Global Support Office functions and related costs and alignment of exchange rates.
2.	Calendar effect reflects the reversal of the results for the period October 1, 2016 - October 9, 2016, since these are excluded from pro forma information. See note under Group Performance section on page 3 for more information.

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Pro forma underlying income from continuing operations Q3 2016

€ million	Ahold Delhaize IFRS numbers	Delhaize July 1 - July 23[1]	Remedy stores and other divestments	Merger transaction costs	Calendar effect[2]	Ahold Delhaize pro forma

Income from continuing operations	236	(184)	181	42	(12)	264

Adjustments to operating income	128	245	(230)	(55)	—	88

Underlying adjustments to financial expenses	—	3	—	—	—	3

Underlying adjustments to income taxes	(46)	(33)	39	13	—	(27)

Underlying income from continuing operations	318	31	(10)	—	(12)	328

Pro forma free cash flow

€ million	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015

Free cash flow Ahold Delhaize	27	230	567	783

Delhaize prior to merger, July 23, 2016[1]	(39)	(49)	(64)	172

Free cash flow Ahold Delhaize combined	(12)	181	503	955

Pro forma adjustments[2]	(27)	(17)	(60)	(48)

Pro forma free cash flow	(39)	164	443	907

1.	In Q3 2016, represents free cash flow of Delhaize Group for the 23 days to July 23, 2016.
2.	Pro forma adjustments are related to the remedy stores, Tom & Co and other divestments, the impact of the exchange rate adjustment and merger transaction costs.

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Use of non-GAAP financial measures

This interim report includes non-GAAP financial measures. The descriptions of the non-GAAP financial measures, other than described below, are included on page 41 of Ahold’s Annual Report 2015. The description of new or changed non-GAAP measures are included below.

Earnings before interest, taxes, deprecation and amortization, or EBITDA

Ahold Delhaize defines EBITDA as operating income plus depreciation and amortization. EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Underlying earnings before interest, taxes, depreciation and amortization, or underlying EBITDA

Ahold Delhaize defines underlying EBITDA as underlying operating income plus depreciation and amortization. Underlying EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Underlying income from continuing operations

Ahold Delhaize defines underlying income from continuing operations as income from continuing operations adjusted for (i) impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, (ii) material non-recurring finance costs and income tax expense, and (iii) the potential effect of income tax on all these items.

Underlying earnings per share from continuing operations

Underlying earnings per share from continuing operations is calculated as underlying income from continuing operations, divided by the weighted average number of shares outstanding.

Free cash flow

Ahold Delhaize defines free cash flow as operating cash flows from continuing operations minus net capital expenditures and net interest paid plus dividends received. Ahold Delhaize has included free cash flow as the Company believes it is a useful measure for investors, because it provides insight into the cash flows available to, among other things, reduce debt and pay dividends. Free cash flow is derived from the financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow.

Comparable sales and comparable sales excluding gasoline sales

The comparable sales operating metric is defined as net sales, in local currency, from exactly the same stores and online sales in existing market areas for the most recent comparable period plus net sales from stores that are replaced within the same market area. For markets that sell gasoline, Ahold Delhaize also calculates the comparable sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Comparable sales and comparable sales excluding gasoline sales are not reflected in Ahold Delhaize’s financial statements. However, the Company believes that disclosing comparable sales and comparable sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

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Global Support Office costs

Global Support Office costs relate to the responsibilities of the Global Support Office, including Finance, Strategy, and Mergers & Acquisitions, Internal Audit, Legal & Compliance, Human Resources, Information Technology, Insurance, Tax, Treasury, Communications, Investor Relations, Corporate Responsibility, and the majority of the Executive Committee. Global Support Office costs also include results from other activities coordinated centrally but not allocated to any subsidiary.

Pro forma

Ahold Delhaize defines the pro forma information as the combined results of Ahold and Delhaize in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). These combined results are adjusted for:

•	Exclusion of the performance of remedy stores and other divestments
•	Exclusion of merger transaction costs
•	Inclusion of Purchase Price Allocation (“PPA”) effects
•	Alignment of Global Support Office functions and related costs
•	Alignment of foreign exchange rates used in the translation of foreign group entities

For more information on the pro forma numbers, refer to page 2 of this press release and to the Pro forma booklet as published on October 6, 2016.

Financial calendar

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold Delhaize’s 2016 financial year consists of 52 weeks and ends on January 1, 2017. The Q3 and Q4 quarters in 2016 are:

Third quarter (12 weeks)	July 18 through October 9, 2016
Fourth quarter (12 weeks)	October 10, 2016, through January 1, 2017

Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as updates, focus, improve, carry out, indicative, future, plans, outlook, expect, anticipate and effect or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company’s outstanding financial debt; future changes in accounting standards; the Company’s ability to generate positive cash flows; general economic conditions; the Company’s international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company’s U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company’s credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company’s inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and responsible retailing; the Company’s inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company’s suppliers; the unsuccessful operation of the Company’s franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company’s control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company’s legal proceedings; adverse results arising from the Company’s claims against its self-insurance programs; increase in costs associated with the Company’s defined benefit pension plans; and other factors discussed in the Company’s public filings and other disclosures.

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Interim report, Third quarter 2016 Other information

Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize

YouTube: @AholdDelhaize

LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 22 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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